Exhibit 99.190

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

NEXTECH AR PRICES PREVIOUSLY ANNOUNCED PROSPECTUS OFFERING

Santa Cruz, California and Toronto, Ontario / July 27, 2020 – NexTech AR Solutions Corp. (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) (the “Company” or “NexTech”), is pleased to announce that its offering, previously announced on July 23, 2020 (the “Offering”), will be for an offering size of up to $15,000,000. The Offering will be conducted on an agency basis for the issuance of up to 2,307,692 units of the Company (the “Units”) at a price of $6.50 per Unit. The Offering is being led by Mackie Research Capital Corporation as sole agent and sole bookrunner (the “Agent”).

Each Unit shall be comprised of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant being a “Warrant”). Each Warrant is exercisable into one common share (each a “Warrant Share”) at a price of $8.00 for a period of 24 months following the closing of the Offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $11.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The Company has granted the Agent an option (the “Over-Allotment Option”) to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at the sole discretion of the Agent, at any time up to 30 days from the closing of the Offering, to increase the size of the Offering by up to 15% of the number of Units (and/or the components thereof) sold pursuant to the Offering, on the same terms and conditions of the Offering.

The net proceeds raised under the Offering will be used for sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

The closing of the Offering is currently expected to be on or about the week of August 17, 2020 and is subject to certain conditions including, but not limited to, the execution of an agency agreement and the receipt of all necessary regulatory approvals including the approval of the Exchange.

The Company will use commercially reasonable efforts to list the Common Shares and the Warrant Shares on the Exchange, subject to the Company fulfilling all of the listing requirements of the Exchange.

The Units are being sold on a “best efforts” basis through the Agent by way of short form prospectus filed in each of the provinces of Canada except Québec and in such other jurisdictions outside of Canada and the United States on an exempt basis in accordance with applicable securities laws. The securities described in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) or any state securities laws. Accordingly, the securities may not be offered or sold in the United States (as such term is defined in Regulation S under the U.S. Securities Act) or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About NexTech AR Solutions

NexTech is one of the leaders in the rapidly growing augmented reality (AR) industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the Exchange on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The Company is pursuing four verticals in AR.

ARitize™ For eCommerce: The Company launched its technologically advanced webAR for eCommerce early in 2019. Its current customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: The Company launched this advertising platform in the first quarter of 2020. The ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: InfernoAR is a SaaS video platform that integrates interactive video, artificial intelligence and augmented reality in one secure platform to allow enterprises the ability to create virtual event management and learning experiences. InfernoAR has automated closed captions in over 64 languages.

ARitize™ Hollywood Studios: The studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and AR as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

(631) 655-6733

NEITHER THE CANADIAN SECURITIES EXCHANGE NOR ITS REGULATIONS SERVICES PROVIDER HAVE REVIEWED OR ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Caution regarding forward-looking information

Certain information set forth in this news release, including, without limitation, information regarding the requisite regulatory approvals and the anticipated development of NexTech’s products and markets, is forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond NexTech’s control. The forward-looking information contained in this news release is based on certain key expectations and assumptions made by NexTech, including expectations and assumptions regarding the terms, timing and potential completion of the Offering, satisfaction of regulatory requirements in various jurisdictions and the use of proceeds from the Offering.

Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release. The key risks and uncertainties include but are not limited to: general global and local (national) economic, market and business conditions; governmental and regulatory requirements and actions by governmental authorities; relationships with customers, business partners and competitors; the Company’s ability to win business from new customers and expand business from existing customers; the timing of new customer wins; and achieving the Company’s development goals. As a result of the foregoing, readers should not place undue reliance on the forward-looking information contained in this news release concerning the development of NexTech’s products and markets and the receipt of all required regulatory approvals. A comprehensive discussion of other risks that impact NexTech can also be found in NexTech’s public reports and filings which are available under NexTech’s profile at www.sedar.com.

Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. NexTech does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law.

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